Brent McIntosh Chief Legal Officer & Corporate Secretary	Citigroup Inc. 388 Greenwich Street New York, NY 10013	T 212-559-1000

August 2, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     Notice of Disclosure Filed in Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Citigroup Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, which was filed with the U.S. Securities and Exchange Commission on August 2, 2024.

Regards,

/s/ Brent McIntosh

Brent McIntosh
Chief Legal Officer & Corporate Secretary